EXHIBIT 99.4

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the Common stock, par value $0.001 per share, of HC2 Holdings, Inc. dated as of the date hereof is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated:  February 18, 2020

Percy Rockdale LLC

By:  /s/ Michael Gorzynski
     Michael Gorzynski, as Sole Manager

Rio Royal LLC

By:  /s/ Michael Gorzynski
     Michael Gorzynski, as Sole Manager

MG Capital Management Ltd.

By:   /s/ Michael Gorzynski
     Michael Gorzynski, as Sole Director

 /s/ Michael Gorzynski
Michael Gorzynski, a natural person, individually
and as attorney-in-fact for George R. Brokaw and
Kenneth S. Courtis